Exhibit 99.1

Contact:
Gilad Yehudai
CFO
+972-77-774-5060
gilady@radcom.com

FOR IMMEDIATE RELEASE

RADCOM Receives Credit Facility

TEL AVIV, Israel – October 19, 2012 − RADCOM Ltd. (NASDAQ: RDCM), a leading service assurance provider, today announced that it has received a credit facility from the First International Bank of Israel in an amount of US$ 1.5 million. The facility has an initial 6 month term, and may be renewed for additional periods based on compliance with certain covenants. The facility carries interest rates varying between Libor + 3.25%-4% for USD denominated advances and Prime + 1-2% for NIS denominated advances, and is secured by a floating charge on all of Radcom’s assets.

The company will use the proceeds of the facility mainly in order to finance its ongoing operations and working capital needs.

"Due to the current high working capital needs of our business associated with our sales mix shift to multi-million dollar Tier-1 deals, this credit facility is an efficient way for RADCOM to access cash, from time to time, as we work through our strong backlog," said Gilad Yehudai, CFO of RADCOM. "We look forward to a fruitful long-term partnership with the First International Bank of Israel."

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About RADCOM

RADCOM develops, manufactures, markets and supports innovative network test and service monitoring solutions for communications service providers and equipment vendors. The Company specializes in next-generation Cellular as well as IMS, Voice, Data and VoIP networks. Its solutions are used in the development and installation of network equipment and in the maintenance of operational networks. The Company's products facilitate fault management, network service performance monitoring and analysis, troubleshooting and pre-mediation. RADCOM's shares are listed on the NASDAQ Capital Market under the symbol RDCM. For more information, please visit www.RADCOM.com.

Risks Regarding Forward-Looking Statements
Certain statements made herein that use the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties that could cause the actual results, performance or achievements of RADCOM to be materially different from those that may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in the demand for RADCOM’s products, inability to timely develop and introduce new technologies, products and applications, and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with RADCOM’s business, reference is made to RADCOM’s reports filed from time to time with the United States Securities and Exchange Commission. RADCOM does not undertake to revise or update any forward-looking statements for any reason.